MORSE, ZELNICK, ROSE & LANDER
                         A LIMITED LIABILITY PARTNERSHIP

                                 405 PARK AVENUE
                          NEW YORK, NEW YORK 10022-4405
                                  212-838-1177
                               FAX - 212-838-9190

                                                            WRITER'S DIRECT LINE
                                                            (212) 838-5030

                                  May 25, 2005

FILED BY EDGAR
Jennifer G. Williams, Special Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

            Re:   AutoInfo, Inc.
                  Amendment No. 1 to Registration Statement on Form S-2 File No. 333-123710

Dear Ms. Williams:

      This letter responds to the inquiries set forth in your letter of April 29, 2005 regarding the Company's Registration Statement on Form S-2. For ease of reference, your inquiries have been incorporated in this letter and appear in bold italicized format.

General

1. Please incorporate all comments issued below where applicable to the company's Form l0-KSB in future filings.

The Company will take all of the comments set forth herein under advisement with respect to its preparation of its future filings.

Form S-2 General

2. In an appropriate place in the prospectus, please disclose the material terms of the stock purchase agreement between Kinderhook Partners, LP and AutoInfo Inc. and the registration rights agreement between Kinderhook Partners, LP, Vinodray Shah and/or their affiliates and AutoInfo, Inc. In addition, supplementally tell us whether the Purchasers under the registration rights agreement have completed the purchase of all 750,000 shares of AutoInfo common stock.

Jennifer G. Williams, Special Counsel
May 25, 2005
Page -2-


      The Company has disclosed the material terms of the stock purchase agreement between Kinderhook Partners, LP and AutoInfo Inc. and the registration rights agreement between Kinderhook Partners, LP, Vinodray Shah and/or their affiliates and AutoInfo, Inc. at page 40 of Amendment No. 1. Further, we hereby supplementally advise you that the purchase of the 750,000 shares of common stock was completed in September 2004.

3. Please provide the information required under Item 10 of Form S-2. In this regard we note the disclosure in Exhibit 5.1.

      The information required under Item 10 of Form S-2 has been intentionally omitted in reliance upon the deminimus exception contained in the instructions to Item 509 of Regulation SK in that the fair market value of all of the securities owned by the expert does not exceed $50,000 (45,000 shares at approximately $.50 per share).

Cover Page

4. Please identify the selling stockholders here and in the summary, or otherwise, provide a cross-reference to this information in the prospectus.

      The identity of the selling stockholders has been provided in Amendment No. 1 on both the cover page and in a summary section at page 4.

5. It is not clear from your disclosure the formula or method selling shareholders will use to calculate the price offered for their shares of AutoInfo common stock. Please revise to briefly clarify how the prices will be determined at the time of each sale and who will determine the price.

      Complied with see cover page of Amendment No. 1.

6. Supplementally advise what you mean by "volume limitations imposed under the Securities Act."

      The Company is obligated under the registration rights agreement with the selling stockholders to maintain the effectiveness of the registration statement covering the resale of the shares until an exemption from registration is available for their resale without any volume limitations - - - e.g., Rule 144 without volume limitations or Rule 144(k). A reference to Rule 144 has been added to the disclosure on the cover page of Amendment No. 1.

Prospectus Summary, page 3

7. Please revise to disclose your net income for the last fiscal year.

      Complied with, see page 3 of Amendment No. 1.

8. It appears that the disclosure under the subheadings "Business overview" and "Strategy" merely repeats information that appears later in the prospectus. The summary should be a concise and straightforward discussion of the most material aspects of your company and your offering. We suggest

Jennifer G. Williams, Special Counsel
May 25, 2005
Page -3-


that you revise these sections for brevity and balance.

      The "Business overview" and Strategy" sections have been revised for brevity and balance; see page 3 of Amendment No. 1.

9. Consider revising your disclosure to define "non-asset based." The meaning of this phrase is not immediately clear from the context.

      The term  "non-asset  based" has been described at page 3 of Amendment No.
1.

10. We note on page 4 that you provided both the web address of your company and your wholly-owned subsidiary. However, we also note on page 27 that you provided only the web address of your subsidiary. Please revise to clarify the web addresses that provide investors company information or advise why no revision is necessary.

      Amendment No. 1 has been revised at pages 4 and 27 to refer to a single web site where the Company provides investors with Company information.

11. Please advise us of the reason for "unless otherwise stated" when disclosing your assumption of not exercising the outstanding options immediately before the offering, as indicated in footnote 1 on page 4.

      The reference to "unless otherwise stated" has been deleted.

Risk Factor. Page 6

      12. Please revise the risk factor headings so that they are more prominent than the rest of the text.

      All risk factor headings are prominently displayed in bold-faced print.

Continued expansion of our business operations is uncertain, page 6

13. The first bullet point in this risk factor seems to suggest that the success of Sunteck's continued expansion could adversely affect your future operating results. Revise to clarify the specific risk that uncertain continued expansion may have on your business operations or advise why no revision is necessary.

      Upon further analysis and consideration, the Company has determined that this risk is predominantly based upon a generic factor, "changes in general economic conditions". Accordingly, it has been deleted.

Control of customer account, page 6

14. Please revise the heading to clearly state the risk.

Jennifer G. Williams, Special Counsel
May 25, 2005
Page -4-


      The risk factor heading has been revised to clarify the risk identified.

We have limited marketing and sales capabilities, page 7

15. It is not clear from your disclosure why you currently have limited sales and marketing capabilities. Please briefly explain the reason in this risk factor. In addition, disclose your current sales and marketing capabilities here or other appropriate section in your prospectus.

      Complied with, see page 7 in Amendment No.1.

Liquidity on the OTC bulletin board is limited, page 9

16. Briefly explain why AutoInfo does not meet the requirements to have its common stock listed on a stock exchange or an automated quotation system.

      Complied with, see page 9 of Amendment No.1.

Management's Discussion and Analysis of Financial . . . . , page 14 General

17. Describe your plan of operation for the next twelve months. Specifically address how long you can satisfy your cash requirements and indicate whether you will have to raise additional funds in the next twelve months. See Item 303(a) of Regulation S-B.

      Complied with, see page 15 of Amendment No. 1.

Cautionary statement identifying important factors, page 14

18. Since the safe harbor for forward-looking information does not apply to penny stock companies like yours, either remove the statutory references or revise to clarify that it does not apply to your company and this prospectus. Refer to Section 27 A of the Securities Act.

      The cautionary statement language at page 14 of Amendment No. 1 has been revised to eliminate all references to the statutory safe harbor provisions.

Results of Operations, page 16

19. Pursuant to FRR-72, please revise MD&A disclosures to include a discussion where changes in your results of operations are attributed to more than one factor, please revise to quantify the impact of each factor where practicable. For example, you state that the increase in revenues is the direct result of the continued expansion of your agent network and customer base. Additionally, regarding disclosure of known trends, events, demands, commitments, and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance, expand your discussion in future filings on the reasons for the increase including noting whether the increase is due to an increase in the volume of shipments/contracts, the dollar amount of the shipments/contracts, and/or contract type, and whether this is a trend that is expected to continue.

       Complied with, see page 16 of Amendment No. 1.

Jennifer G. Williams, Special Counsel
May 25, 2005
Page -5-


Business, page 22
Strategy. page 22

20. To the extent practicable, revise this section to disclose how this strategy is working. For example, consider disclosing how you have been able to expand your affiliations with independent sales agents. In addition, please explain the type of "internal expansion" you have made to your business operations.

            Complied with, see page 22 of Amendment No. 1.

The industry, page 22

21. We note on page 23 the various experience of sales representatives in your industry. Consider disclosing the experience of the sales representatives that you are affiliated with in an appropriate place in the Business section. In addition, quantify the number of your sales representatives with limited experience, if material.

            Complied with, see page 26 of Amendment No. 1.

Risk and Liability, page 26

22. We note your disclosure that you are liable for loss or damage to customer's freight in your contract carrier services line of business. Please tell us how you account for such losses and quantify any significant charges recorded to date.

            Complied with, see page 26 of Amendment No. 1.

Company background, page 26

23. Consider moving this section to the front of the Business section.

            Complied with, see page 22 of Amendment No. 1.

Properties, page 27

24. We note you have leases for your executive offices in Florida and operating office in North Carolina. However, we also note on page 22 that you have 12 regional operating centers providing brokerage services and 7 regional operating centers providing contract carrier services. Supplementally explain why these regional operating centers are not discussed here. Refer to Item 102 of Regulation S-B.

      Supplementally we advise you that the regional offices referenced are not Company owned and operated. These offices are owned (or leased) and operated by the Company's independent sales agents.

Jennifer G. Williams, Special Counsel
May 25, 2005
Page -6-


Executive Compensation, page 32

25. Please revise the table so that it includes any options granted during 2002 and 2003, if any. We note your disclosure that there were not options granted to executives during 2004. See Item 402(c) of Regulation S-B.

            Complied with, see page 32 of Amendment No. 1.

Certain Relationships and Related Transactions. page 34

26. Please disclose the identity of the related parties that provided the $575,000 financing in December 2000.

            Complied with, see page 36 of Amendment No. 1.

Security Ownership of Certain Beneficial Owners and Management, page 35

27. We note that Mr. Wachtel has been granted voting rights pursuant to voting proxy agreements with Mr. Weiss and Mr. Wunderlich. Please describe the material terms of the voting proxy agreements in an appropriate place in the prospectus and file the voting proxy agreements as a material contract to this registration statement.

            Complied with, see page 39 of Amendment No. 1 and Exhibit 9.A thereto.

Selling Stockholders, page 38

28. Please add disclosure that each of the selling shareholders maybe deemed an underwriter.

            Complied with, see page 37 of Amendment No. 1.

29. Consider including a discussion of how the shares were acquired by selling shareholders in this section.

            Complied with, see page 40 of Amendment No. 1.

30. For each selling stockholder, please distinguish between the amount of common stock currently held, and the number of shares that may be purchased upon exercise of warrants or options, preferably in a footnote.

      A footnote has been added to the selling stockholder table at page 40 of Amendment No.1 indicating that none of the selling stockholders currently hold any options, warrants or other derivative securities.

31. Please disclose the address of the selling shareholder.

            Complied with, see page 40 of Amendment No. 1.

Jennifer G. Williams, Special Counsel
May 25, 2005
Page -7-


32. Supplementally advise us as to whether any selling stockholders are broker-dealers or affiliates of broker-dealers.

      Based upon undertakings received from each of the selling stockholders, we hereby supplementally advise you that no selling stockholder is a broker-dealer or affiliated with a broker-dealer.

Plan of Distribution

33. Please revise the first full paragraph on page 39 to clarify that any broker-dealers who participate in the sale of shares "are" underwriters.

            Complied with, see page 41 of Amendment No. 1.

Where You Can. Find More Information; page 40

34. We note that statements contained in this prospectus regarding the contents of any contract or any other document are not necessarily complete and are qualified in all respects by the actual contents of the contract or other documents. You may refer readers to the related documents for a more complete reading or understanding, should not infer that the prospectus does not contain all material information from those documents, even if summarized, or that the statements made in the prospectus are in any way inaccurate. Please revise accordingly.

            Complied with, see page 28 of Amendment No. 1.

35. Please revise to disclose you have filed a Form S-2 relating to the offering of common stock. The current disclosure states that you have filed a Form S-1 in connection with the offering of units.

            Complied with, see page 28 of Amendment No. 1.

36. Consider consolidating this section with "Available information" on page 27, as it is duplicative of the information disclosed hereunder.

            Complied with, see page 28 of Amendment No. 1.

Consolidated Financial Statements Consolidated Balance Sheets, page F - 3

37. We note that your accounts receivable balance nearly doubled, from $4.8 million to $9.6 million during the year ended December 31, 2004. We also note that the reserve for uncollectible accounts did not change over the prior two years. Please supplementally provide us with a roll forward of the activity in the reserve account for each period for which an income statement has been presented and provide an explanation which evaluates your assessment of the adequacy of the accounts receivable reserve at December 31,2004.

      The balance sheet at page F-3 has been revised to update the allowance for doubtful accounts which was inadvertently omitted from the prior filings. Supplementally, a roll-forward is set forth below:

Jennifer G. Williams, Special Counsel
May 25, 2005
Page -8-


Reserve as of 12/31/03             $  60,000
Less: write-offs                     (47,000)
Additions to the reserve             112,000
                                   ---------

Ending reserve balance             $ 125,000
                                   ---------

Consolidated Statements of Stockholder's Equity, page F-5

38. We note that you granted certain shares of common stock to non-employees in return for services rendered during 2004. Please tell us why the caption "Other Capital" was used to present this issuance when it appears that these are issuances of common stock. Additionally, consider the guidance of FAS 123, paragraphs 46 - 48 when preparing disclosures related to this issuance of stock to non-employees in this filing. It is unclear as to: the nature of the arrangement for which the stock was issued; the exercise price; terms under which the shares vest; and how the shares were valued for inclusion in the financial statements.

      Supplementally we advise you that the Company did not grant shares of stock to non-employees. It granted non-qualified stock options to certain of its sales agents. These options are issued with strike prices equal to or in excess of fair market value and vest over periods from three to five years, with an option life of typically ten years. These options have been valued for financial statement purposes based upon the Black Scholes model using the following assumptions: (a) an average exercise price on the date of grant of 105% of fair market value; (b) an average option life of 5.48 years; (c) a risk free interest rate of 3%; (d) average volatility of .2524; and (e) a dividend rate of zero. The caption in the stockholders' equity table at page F-5 of Amendment No. 1, which previously read "Shares granted under stock option plans to non-employees", has been changed to "Options granted under stock option plans to non-employees". As noted in the response to comment 43 below, footnote #6 to the Company's financial statements at page F-13 has been revised to detail the Black Scholes valuation methodology.

Consolidated Statements of Cash Flows, page F-6

39. Please state separately the non-cash changes in accounts receivable due to changes in the allowance for doubtful accounts, if any. See paragraph 132 of FAS 95 for guidance.

            Complied with, see page F-6 of Amendment No. 1.

40. We note from your disclosure on page 19 that certain convertible debentures were converted into 2.3 million shares of common stock. We also note that you have included an increase to cash from financing activities related to this conversion of $575,000. It does not appear that you received cash from this conversion and therefore, no amounts should be shown as received in the cash flow statement. Rather it would appear that this conversion should be presented as a non-cash item in the supplemental schedule supporting the cash flow statement. Please clarify the nature of the conversion and if our understanding is correct, please revise this presentation. Alternatively, tell us clearly how you received $575,000 in cash from this conversion.

            Complied with, see page F-6 of Amendment No. 1.

Jennifer G. Williams, Special Counsel
May 25, 2005
Page -9-


Notes to the Consolidated Financial Statements Revenue Recognition, page F-8

41. We note your disclosure of some of the gross vs. net indicators of EITF Issue 99-19 and your conclusion that revenue should be reported on a gross basis. We also note in your MD&A, under the Results of Operations subheading, that you consider your net revenues as the primary indicator of your ability to source, add value, and resell services and are considered to be the measurement of growth for your company. Please describe for us, supplementally and in detail, your analysis of all of the gross vs. net indicators of EITF Issue 99-19 and how you determined that your revenues should be reported on a gross basis. The indicators considered most important in determining this method of revenue recognition should be noted in your response. Address your contract carrier activities separately in your response.

      The Company has presented revenues on a gross basis as it meets the following indicators as presented by EITF 99-19:

      P. 7 - it is the primary obligor in our transactions
      P. 9 - it has complete latitude in establishing price
      P. 11 - it has complete discretion in supplier selection
      P. 14 - it has the credit risk in the transaction.

      The Company does not meet any of the indicators of net revenue reporting per P.'s 15 - 20 of EITF 99-19.

      The  Company  has  chosen  to  call  gross   revenues  less  the  cost  of
transportation - "Net revenues" - and uses it as the focus of management's discussion and analysis of financial condition and results of operations.

Note 4 - Income taxes, Page F-l1

42. The reduction in the valuation allowance is material and represents approximately 60% of your net income for each of the two years presented. Please describe for us, supplementally and in detail, how you determined that the reductions in the deferred tax valuation allowance are reasonable and the quantitative changes in your forecasts that support these amounts.

      Supplementally, we advise you that as of December 31, 2003, we made a determination based upon the prior three year financial results, current revenue and profit levels, and our projections for future results based upon the continued expansion of our agent network and variable cost model that the utilization of a portion of our tax loss carry forward was more likely than not. The Company has realized federal tax savings of $626,000 for the three years ended December 31, 2004 through the utilization of its net operating loss carry forwards. We prepared financial forecasts utilizing conservative growth estimates and recorded a reduction in the valuation allowance equal to three years of projected utilization. We reevaluate, and revise as appropriate, these financial forecasts on an annual basis.

Note 6 - Stockholders' Equity, pages F-12 and F-13

43. For options outstanding as of the latest balance sheet date, please also disclose the range of exercise prices and the weighted average contractual life as required by paragraph 48 of SF AS 123.

Jennifer G. Williams, Special Counsel
May 25, 2005
Page -10-


In addition, revise to comply with the disclosure requirements of paragraph 47d of the statement.

            Complied with, see page F-13 of Amendment No. 1.

Undertakings

44. We note that you have furnished the undertakings under Item 512(f). Supplement ally tell us what information you are omitting in reliance on Rule 430A.

      The Rule 430A undertaking has been deleted as it is not applicable to the proposed offering.

      We are anxious to process the registration statement to effectiveness. Accordingly, we would appreciate receipt of any further comments at your earliest convenience.

                                                    Very truly yours,


                                                    /s/ Kenneth S. Rose
                                                    -------------------

                                                    Kenneth S. Rose

cc:   Robert Perdue
      Margery Reich
      Messeret Nega